UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Annual meeting of shareholders

On July 25, 2024, the Company issued its notice of annual meeting of its shareholders and form of proxy for its annual meeting to be held in Gurugram, India on Thursday, September 12, 2024. The Company has also published its consolidated and separate financial statements for the fiscal year ended March 31, 2024 audited by KPMG (Mauritius) for the purposes of compliance with Mauritius statutory requirements. Copies of the press release containing details of the Company’s annual meeting and the Company’s notice of annual meeting, form of proxy, consolidated financial statements for the fiscal year ended March 31, 2024 and the separate financial statements for the fiscal year ended March 31, 2024 are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively.

Exhibit

99.1	Press release, dated July 25, 2024.

99.2	Notice of annual meeting to shareholders, dated July 25, 2024.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2024.

99.5	Separate financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: July 25, 2024

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release, dated July 25, 2024.

99.2	Notice of annual meeting to shareholders, dated July 25, 2024.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2024.

99.5	Separate financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2024.